COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
(Unaudited)
March 31, 1999 and 1998
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
Assets                                                        1999          1998

Current assets:
   Cash                                                 $     150,560         10,532
   Accounts receivable, less allowances for contractual
      adjustments and doubtful accounts of $4,596,043
      in 1999 and $1,000 in 1998                            5,001,268              -
   Receivables from related parties                         1,100,000              -
   Prepaid expenses                                           291,641              -
      Total current assets                                  6,543,469         10,532

Property and equipment, net of accumulated
   depreciation and amortization                              602,972        129,069

Excess of cost over net assets of businesses
   acquired, less accumulated amortization of
   $30,346 in 1999 and $9,506 in 1998                       1,669,654        392,848

Other assets                                                  242,250          1,830
      Total assets                                      $   9,058,345        534,279

Liabilities and Stockholders' Equity

Current liabilities:
   Accounts payable and accrued expenses                    1,528,701         73,331
   Accrued salaries and related liabilities                 1,486,545              -
   Due to third-party payors                                1,478,812              -
   Loans payable to shareholders                              277,882        297,134
   Notes payable                                              213,795              -
   Convertible subordinated debentures                        195,000              -
   Current installments of long-term debt                      82,256              -
      Total current liabilities                             5,262,991        370,465
Long-term debt, less current installments                     301,706        304,703
      Total liabilities                                     5,564,697        675,168

Stockholders' equity:
   Preferred stock, $.01 par value.  Authorized
      1,000,000 shares: issued and outstanding,
      29,410 shares in 1998
         Class B, 8% cumulative and convertible                  294               -
   Common stock, $.00967 par value.  Authorized
      30,000,000 shares: issued and outstanding,
      18,250,849 shares in 1999 and 14,226,200
      shares in 1998                                          164,108        124,552
   Additional paid-in capital                               2,137,413         76,422
   Retained earnings (deficit)                              1,191,833       (341,863)
      Total stockholders' equity (deficit)                  3,493,648       (140,889)

Commitments and contingent liabilities

      Total liabilities and stockholders' equity        $   9,058,345        534,279



 COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

 Consolidated Statements of Operations

 Three months ended March 31, 1999 and 1998
 (Unaudited)


                                             1999          1998

 Revenues                               $     4,974,608       295,600

 Operating expenses:
   Health care operations                     3,979,773
   Internet operations                          141,939       341,812
   Corporate operations                          76,697         7,118
   Amortization                                   8,175         7,152
   Depreciation                                  16,631         9,750
     Total operating expenses                 4,223,215       365,832

     Operating income (loss)                    751,393       (70,232)

 Other income (expenses):
   Interest income                                   18
   Interest expense                              (3,532)
     Net earnings (loss)                $       747,879        (70,232)


 Net earnings (loss) per share          $          0.04          (0.01)


 Weighted average common shares              17,726,000     13,576,200



COMTECH CONSOLIDATION GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 1999 and 1998
(Unaudited)


                                                                    1999        1998

 Cash flows from operating activities:
    Net earnings (loss)                                        $    747,879    (70,232)
    Adjustments to reconcile net earnings (loss) to net
       cash provided by (used in) operating activities:
          Depreciation and amortization of property
             and equipment                                           16,631      9,750
          Amortization of excess of cost over net
             assets of businesses acquired                            8,175      7,152
          (Increase) decrease in accounts receivable             (1,303,762)     9,081
          Increase in prepaid expenses                              (29,178)
          Increase (decrease) in other assets                         2,207       (377)
          Increase (decrease) in accounts payable
             and accrued expenses                                   264,188     (4,372)
          Increase in accrued salaries and  related
             liabilities                                            246,201     76,260
          Decrease in amount due to third-party payors              (24,811)
                Net cash provided by (used in)
                   operating activities                             (72,470)    27,262

 Cash flows from investing activities:
    Purchase of property and equipment                              (13,916)
                Net cash used in investing activities               (13,916)

 Cash flows from financing activities:
    Proceeds from borrowing from shareholders                                    3,500
    Repayments to shareholders                                                 (22,753)
    Principal payments on long-term debt                            (17,678)
    Proceeds from issuance of shares under private placement        104,000
                Net cash provided by (used in)
                   financing activities                              86,322    (19,253)

                Net increase (decrease) in cash                                  8,009

 Cash at beginning of year                                          150,624      2,523
 Cash at end of year                                           $    150,560     10,532

 Supplemental disclosures:
    Noncash investing and financing activities                 $



Joel B. Flowers, Jr., CPA
Chief Financial Officer

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